UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number  001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SIMON PROPERTY GROUP, INC.
P.O. BOX 7033
INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.    The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Simon Property Group and Adopting Entities

Matching Savings Plan

Form 11-K

Table of Contents

(a) Financial Statements

The Simon Property Group and Adopting Entities Matching Savings Plan Audited Financial Statements with Supplemental Schedule as of December 31, 2004 and 2003 and for the year ended December 31, 2004 are included and incorporated herein by reference.  These financial statements include their own table of contents for your reference.

(b) Signatures

(c) Exhibit Index

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Simon Property Group and Adopting Entities Matching Savings Plan

December 31, 2004 and 2003 and for the Year Ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

Simon Property Group and Adopting Entities Matching Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Plan Administrator of:

Simon Property Group and Adopting Entities Matching Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the 2004 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 financial statements taken as a whole.

/s/ Ernst & Young LLP

June 17, 2005

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net assets Available for Benefits

	December 31
	2004	2003
Assets
Investments:
Money market funds	$760,495	$822,434
Common/collective trust	18,083,558	17,694,491
Mutual funds	128,673,512	112,696,816
Common stock	7,167,958	4,966,304
Participant loans receivable	2,294,149	2,097,070
Total investments	156,979,672	138,277,115

Receivables:
Investment income	65,426	144,350
Total receivables	65,426	144,350

Payables:
Operating Payable	50,114	—
Total payables	50,114	—
Net assets available for benefits	$156,994,984	$138,421,465

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net assets Available for Benefits

Year Ended December 31, 2004

Additions
Contributions:
Participant	$7,643,859
Rollover	280,762
Employer	5,660,972
Net appreciation in fair value of investments	13,151,423
Investment income	2,894,218
Total additions	29,631,234

Deductions
Benefits paid	10,929,825
Administrative expenses	127,890
Total deductions	11,057,715

Net increase	18,573,519

Net assets available for benefits:
Beginning of year	138,421,465
End of year	$156,994,984

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following brief description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined contribution plan sponsored by Simon Property Group, L.P. and affiliated companies (the Employer).  Simon Property Group, Inc. is the parent and managing general partner of Simon Property Group, L.P. The Plan is administered by an Administrative Committee appointed by the Employer. The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time by action of the Plan’s Administrative Committee, subject to the provisions of ERISA.  Upon termination of the Plan, participants become fully vested in their entire account balance.

Plan Eligibility

For the purpose of making a before-tax contribution or a rollover contribution, an employee becomes a member of the Plan on the first day of the month coincident with or following the completion of sixty days of active employment and attainment of age twenty-one. For the purpose of receiving the employer match and any discretionary employer contribution, an employee becomes a member of the Plan on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age twenty-one.

Employee Contributions

Prior to July 1, 2004, participants were allowed to contribute from 1% to 25% of their before-tax compensation as defined in the Plan document. Effective July 1, 2004, the Plan was amended and the participants were allowed to contribute from 1% to 50% of their before tax compensation. Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code).

Employer Contributions

The Employer currently matches 100% of the participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the Employer made a discretionary profit sharing contribution of 1.5% of participant compensation in 2004 and 2003. This contribution applied to all eligible employees as defined. As of December 31, 2004, cumulative participant forfeitures totaled $298,999 and they will be used to reduce future employer contributions. Forfeitures used to reduce employer contributions during 2004 were $171,567.

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of Employer contributions and Plan earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount which bears the same ratio of their account balance to the total fund balance.

Participant Loans

All employees that invest in the Plan can borrow from their accounts. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

Participants’ contributions and related investment income become vested at the time they are credited to the participants’ accounts.

Employer matching and discretionary profit sharing contributions made on or before January 1, 2000 vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 3	0%
3	30
4	40
5	60
6	80
7 or more	100%

Employees vest immediately in employer matching contributions contributed on and after January 1, 2000.

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan document or in a lump sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution.  Forfeitures of nonvested amounts for terminated employees are used to reduce Employer contributions in future years.

Administrative Expenses

All administrative expenses, with the exception of legal expenses, are paid by the Plan.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments are stated at current fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the final business day of the year.

Mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end.

The fair value of participant units owned by the Plan in common/collective funds are based on quoted redemption value on the last business day of the Plan’s year-end.  The participant loans are valued at their outstanding balances, which approximates fair value.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from these estimates.

3. Investments

Investments are stated at current market value. The market values of individual assets that represent 5% or more of the Plan’s assets held for investment purposes at December 31, 2004 and 2003 are as follows:

	2004	2003

**Fidelity Growth and Income Fund	$29,702,434	$26,675,320
**Fidelity Spartan U.S. Equity Index Portfolio Fund	18,382,083	15,850,822
**Templeton Institutional Foreign Equity	9,385,922	7,075,120
**Fidelity Low Priced Stock Fund	19,903,302	15,338,841
MAS Balanced Advanced Fund	16,996,564	15,912,699
Fidelity Managed Income Portfolio Fund	18,083,558	17,694,491
Fidelity Magellan Fund	15,152,124	14,807,100

**Denotes a portion of the fund is nonparticipant-directed.

During 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments:
Mutual funds	$11,201,548
Common stock	1,949,875
$13,151,423

4. Nonparticipant-Directed Investments

The nonparticipant directed investments are comprised of various mutual funds as directed by the discretionary profit sharing contribution. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2004	2003
Net assets:
Mutual funds	$36,125,847	$33,387,501
Money market funds	489,460	698,683
	$36,615,307	$34,086,184

Year Ended December 31 2004
Changes in net assets:
Contributions	$1,964,240
Interest income	46,932
Net appreciation	3,245,063
Benefits paid to participants	(2,677,285)
Administrative expenses	(49,827)
$2,529,123

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 30, 2001, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Risk & Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held At End of Year)

EIN:  35-1903854          Plan Number:  002

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value

Money market funds
*Fidelity Institutional Cash Portfolio Money Market Fund	760,495 shares	760,495	$760,495

Common stock
*Simon Property Group Common Stock	110,839 shares	**	7,167,958

Common/collective trusts
*Fidelity Managed Income Portfolio Fund	18,083,558 shares	**	18,083,558

Mutual funds
* Fidelity Growth and Income Fund	777,347 shares	29,155,137	29,702,434
* Fidelity Magellan Fund	145,988 shares	**	15,152,124
* Fidelity Spartan U.S. Equity Index Portfolio Fund	428,887 shares	16,159,995	18,382,083
* Fidelity Low Priced Stock Fund	494,492 shares	13,724,736	19,903,302
* FID Balanced	2,573 shares	**	45,856
* FID Disciplined Equity	1,748 shares	**	44,210
CS Cap Appreciation Com	23,241 shares	**	390,450
Franklin Small Mid Cap Growth A	72,753 shares	**	2,485,257
MAS Balanced Advanced Fund	1,483,121 shares	**	16,996,564
MSI Value Equity B	91,915 shares	**	966,032
PIMCO Total Return Fund	623,012 shares	6,520,266	6,647,533
RS Diversified Growth Fund	82,208 shares	1,387,385	1,865,297
Templeton Institutional Foreign Equity	463,045 shares	6,949,121	9,385,922
Vanguard Bond Intermediate Term Portfolio Fund	627,945 shares	6,240,477	6,706,448
			128,673,512

Participant loans	interest rates range
	from 5% to 10.75%		2,294,149
			$156,979,672

* Indicates party-in-interest to the Plan.

** Denotes all of the fund is participant directed, cost information is no longer required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN
(Name of Plan)

Date: June 29, 2005	/s/ John Dahl
John Dahl
Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002